UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rosetta Stone Inc.
(Name of Issuer)

Common Stock, $.00005 par value
(Title of Class of Securities)

777780107
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777780107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 92,020
	6.	Shared voting power 2,232,464(1)
	7.	Sole dispositive power 92,020
	8.	Shared dispositive power 2,232,464(1)
9.	Aggregate amount beneficially owned by each reporting person 2,324,484(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) 10.5%
12.	Type of reporting person (see instructions) IN

(1) Includes 100,000 shares which may be acquired upon the exercise of call options that expire on March 17, 2017 and 400,000 shares which may be acquired upon the exercise of call options that expire on September 15, 2017.

CUSIP No. 777780107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,232,464(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,232,464(1)
9.	Aggregate amount beneficially owned by each reporting person 2,232,464(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) 10.1%
12.	Type of reporting person (see instructions) IA, OO

(1) Includes 100,000 shares which may be acquired upon the exercise of call options that expire on March 17, 2017 and 400,000 shares which may be acquired upon the exercise of call options that expire on September 15, 2017.

CUSIP No. 777780107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 722,685(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 722,685(1)
9.	Aggregate amount beneficially owned by each reporting person 722,685(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) 3.3%
12.	Type of reporting person (see instructions) PN

(1) Includes 100,000 shares which may be acquired upon the exercise of call options that expire on March 17, 2017 and 250,000 shares which may be acquired upon the exercise of call options that expire on September 15, 2017.

CUSIP No. 777780107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 358,298(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 358,298(1)
9.	Aggregate amount beneficially owned by each reporting person 358,298 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) 1.6%
12.	Type of reporting person (see instructions) PN

(1) Includes 90,000 shares which may be acquired upon the exercise of call options that expire on September 15, 2017.

CUSIP No. 777780107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 209,194(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 209,194(1)
9.	Aggregate amount beneficially owned by each reporting person 209,194 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) 1.0%
12.	Type of reporting person (see instructions) PN

(1) Includes 40,000 shares which may be acquired upon the exercise of call options that expire on September 15, 2017.

CUSIP No. 777780107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Diamond, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 280,842(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 280,842(1)
9.	Aggregate amount beneficially owned by each reporting person 280,842 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) 1.3%
12.	Type of reporting person (see instructions) PN

(1) Includes 20,000 shares which may be acquired upon the exercise of call options that expire on September 15, 2017.

CUSIP No. 777780107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Special Opportunity Fund, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 661,445
	7.	Sole dispositive power 0
	8.	Shared dispositive power 661,445
9.	Aggregate amount beneficially owned by each reporting person 661,445
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) 3.0%
12.	Type of reporting person (see instructions) PN

Item 1.

(a)	The name of the issuer is Rosetta Stone Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 1621 North Kent Street, Suite 1200, Arlington, Virginia 22209.

Item 2.

(a)

This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”) and Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), Osmium Diamond, LP, a Delaware limited partnership (“Fund IV”) and Osmium Special Opportunity Fund, LP, a Delaware limited partnership (“Fund V”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III, Fund IV and Fund V are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III, Fund  IV and Fund V directly own the common shares reported in this Statement (other than the 92,020 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III, Fund IV and Fund V (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Ordinary Shares of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 777780107.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 22,064,243 shares of Common Stock outstanding as of November 1, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 as filed with the SEC on November 7, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP
Osmium Special Opportunity Fund, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member
of Osmium Partners, LLC, for itself and as General
Partner of Osmium Capital, LP, Osmium Capital II,
LP Osmium Spartan, LP, Osmium Diamond, LP and
Osmium Special Opportunity Fund, LP

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement*

*Previously filed